July 9, 2021

VIA EDGAR TRANSMISSION

Karina Dorin

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Belong Acquisition Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed June 22, 2021

File No. 333-253857

Dear Ms. Dorin:

On behalf of Belong Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated July 8, 2021 relating to Amendment No. 5 to Registration Statement on Form S-1 of the Company (the “Form S-1”) filed with the Commission by the Company on June 22, 2021. We are concurrently filing via EDGAR Amendment No. 6 to the Form S-1 (the “Amendment”). The changes reflected in the Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s responses. All references to page numbers is to page numbers in the Amendment filed concurrently herewith.

Amendment No. 5 to Registration Statement on Form S-1

General

1.	We note your disclosure on pages 59 and 126 state that the federal district courts of the United States will be the exclusive forum for actions arising under the Securities Act. Please ensure that the forum selection provision in Section 12.1 of your Amended and Restated Certificate of Incorporation states this clearly.

The Company acknowledges the Staff’s comment and in response to the Staff’s comment has revised and refiled as Exhibit 3.2 its Amended and Restated Certificate of Incorporation to clarify in Section 12.1 that the federal district courts of the United States will be the exclusive forum for actions arising under the Securities Act.

2.	We note you disclose that up to 10 anchor investors have expressed an interest to purchase up to 9.9% each of the units sold in this offering. Please revise your filing to identify such anchor investors and disclose the aggregate percentage of shares that will be held by the anchor investors if they purchase the maximum amount of shares in this offering, and the impact on the percentage of public shares needed to approve an acquisition if the sponsor member and anchor investors purchase the maximum amount of units in the offering and vote them in favor of the transaction. Additionally, please disclose the percentage needed assuming only the minimum number of stockholders required to be present at the stockholders' meeting held to approve the initial business combination are present at the meeting. Please also include risk factor disclosure addressing the risk that the anchor investors' interest in founder shares may provide an incentive to vote in favor of any business combination.

The Company acknowledges the Staff’s comment and in response to the Staff’s comment has disclosed that the Company does not expect that all of the anchor investors will be allocated the full 9.9% of the units to be sold. The Company has also disclosed and added risk factor language to state that if all anchor investors vote in favor of the initial business combination, no affirmative vote from other public stockholders would be required to approve the initial business combination, and the Company has added a new risk factor to disclose that due to the intention to transfer founder shares to each anchor investor upon consummation of the initial business combination, that the anchor investors may have an incentive to vote public shares they own in favor of the initial business combination. Further, the Company has revised disclosure to clarify that none of the anchor investors are affiliated with any member of the Company’s management, the sponsor or any other anchor investor.

The Company supplementally informs the Staff that it does not believe the identity of the anchor investors is material. As provided in the Amendment, there is no assurance that any anchor investor will acquire any units in this offering. The number of units allocated to and actually received by each anchor investor will be subject to the discretion of the underwriters for this offering. Further, unlike anchor investor arrangements of some other blank check companies, none of the Company’s anchor investors is under any obligation to hold any units or public shares following the closing of this offering, and as a result, no anchor will necessarily be an investor at the time the Company’s stockholders vote on an initial business combination.  Accordingly, the Company believes naming any anchor investor in the Form S-1 may have the unintended effect of misleading investors as to the post-offering ownership of the Company and the ability of the Company to complete an initial business combination.  In addition, the Company notes that the negotiations between its sponsor and each anchor investor were handled separately, and no arrangements were made with any anchor investor with respect to the voting of any securities acquired. As a result, the Company cannot predict how or if any of the anchor investors will vote in connection with an initial business combination. For the above reasons, the Company has not identified the anchor investors or provided any additional information regarding approval thresholds with respect to the anchor investors in the Amendment.

* * * * *

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Jennifer Deason
Jennifer Deason Chief Executive Officer Belong Acquisition Corp.

cc:	Mark Rosenstein, Esquire

Derick Kauffman, Esquire

Ledgewood, PC

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